FREEGOLD VENTURES LIMITED

Annual Information Form

For the Fiscal Year Ended December 31, 2009

March 22, 2010

- i -

ABBREVIATIONS....1

PRELIMINARY NOTES....3

Date of Information....3
Currency....3
Forward Looking Information....3

CORPORATE STRUCTURE OF THE COMPANY....4

Name, Address and Incorporation....4

GENERAL DEVELOPMENT OF THE BUSINESS....5

Three Year History....5

DESCRIPTION OF BUSINESS....11

General....11
Competitive Conditions....12
Environmental Considerations....12
Employees....12
Foreign Operations....12

RISK FACTORS....12

MINERAL PROPERTIES....21

DIVIDEND POLICY....25

DESCRIPTION OF CAPITAL STRUCTURE....25

MARKET FOR SECURITIES....25

Market....25
Trading Price and Volume....26

PRIOR SALES....26

Escrow Agreement....27

DIRECTORS AND OFFICERS....27

Name, Occupation and Security Holdings....27
Cease Trade Orders, Bankruptcies, Penalties or Sanctions....28
Conflicts of Interest....29

LEGAL PROCEEDINGS AND REGULATORY ACTIONS....29

Legal Proceedings....29

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....30

TRANSFER AGENTS AND REGISTRARS....30

MATERIAL CONTRACTS....30

INTERESTS OF EXPERTS....30

ABBREVIATIONS

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

Avalon:	Avalon Development Corporation
Canu:	Canu Resources, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
Company:	Freegold Ventures Limited, and, where the context so requires, its subsidiary, Free Gold Recovery USA
DD:	Diamond Drill
Escrow Agent:	CIBC Mellon Trust Company
Exchange:	Toronto Stock Exchange
FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and FEI
Freegold US:	Free Gold Recovery, USA, a wholly owned U.S. subsidiary of Freegold Ventures Limited
Freegold USA:	Freegold Ventures Limited, USA, a wholly owned U.S. subsidiary of Freegold Ventures Limited
g/t (or gpt):	Grams of gold per metric tonne of rock
km:	Kilometres
Keystone:	Keystone Mines Partnership
Ican:	Ican Minerals, Inc., a wholly owned U.S. subsidiary of Freegold Ventures Limited
NSR:	Net Smelter Return
oz/t (or opt):	Troy ounces of gold per imperial ton of rock
oz:	Troy ounce
ppm:	Parts per million
ppb:	Parts per billion
RAB:	Rotary Air Blast Drilling
RC:	Reverse circulation
Tiomin:	Tiomin Resources Inc.

PRELIMINARY NOTES

Date of Information

All documentation incorporated by reference in and forming a part of this Annual Information Form (the “AIF”) can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com under the Company’s profile.

All information in this AIF is as of December 31, 2009 unless otherwise indicated.

Currency

All sums of money o are referred to herein are expressed in lawful money of Canada (“C$”), unless otherwise specified.  References to United States of America dollars are referred to as “USD$”.

Forward Looking Information

This AIF contain “forward-looking information” within the meaning of the Canadian Securities Legislation. Such forward-looking information concerns the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking information.  Forward-looking information are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking information. See “Risk Factors”

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking information.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking information.

CORPORATE STRUCTURE OF THE COMPANY

Name, Address and Incorporation

Freegold Ventures Limited (“Freegold” or the “Company”) was incorporated on July 22, 1985, under the name FreeGold Recovery Inc., under the laws of the Province of Alberta.  On August 21, 1991, the Company continued out of the Province of Alberta into the Province of British Columbia.  On November 25, 1993, the Company changed its name to International Freegold Mineral Development Inc. and consolidated its share capital on a six old shares for one new common share basis.  On September 4, 2002 the Company changed its name to Freegold Ventures Limited and consolidated its share capital on a four old shares for one new common share basis.  In this document the “Company” means Freegold Ventures Limited and, except where the context so requires, its subsidiaries.

The Company’s head office and registered records office is located at 507 – 1540 West 2nd Avenue, Vancouver , BC V6J 1H2.

Intercorporate Relationships

References in this AIF to the business of the Company include Freegold US, Freegold USA, Ican and Canu,  all US corporations wholly owned by Freegold Ventures Limited.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2007

FINANCINGS

In 2007 the Company completed two non-brokered financing for gross proceeds of C$9.13 million. The first financing was completed in January with each unit priced at C$0.55 and consisted of one common share and one non transfereable share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of C$0.75 per share for a period of two years. In June the Company completed a subsequent financing for gross proceeds of C$6,305,000 and issued 5.5 million shares. The two major subscribers were Rob McEwen and Sprott Asset Management. Mr. McEwen subscribed for 4.5 million units for proceeds of C$5,175,000, and Sprott Asset Management, as portfolio manager for various Sprott funds subscribed for 900,000 units for proceeds of C$1,035,000. Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one common share for C$1.60 for a term of two years from the date of closing. In addition, the Company issued an additional 100,000 units on a non-brokered basis bringing the total placement to 5.5 million units with total proceeds of C$ 6.325 million.

ACQUISITIONS

In March of 2007 the Company announced that it had entered into an Option to Lease Agreement with Doyon Limited, an Alaskan Native Regional Corporation, to option Doyon's 100% interest in the Vinasale Gold Property. The Vinasale project is located 16 miles south of McGrath in central Alaska and covers an area of approximately 128,000 acres and contains a gold resource to 920,000 oz (18.04 million tons @ 0.051 opt) based on the 36 holes that had been drilled into the Central Zone.  (Note that these resource figures are historical in nature and are provided for informational purposes only.  They are not compliant with National Instrument 43-101 (“NI43-101”) and as such should not be relied upon.)  Previous wide-spaced drilling northeast and south of the known deposit indicated these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

PROJECT UPDATES

As at December 31, 2007, the Company’s property portfolio consisted of the Almaden Project in Idaho, the Golden Summit, Rob andVinasale projects, and a 50% interest in the Union Bay property all of which are located in Alaska. In addition the Company also held the Grew Creek Project in the Yukon and a 30% interest in the PGM A Property, located near Sudbury, Ontario, Canada.

Almaden Project

Exploration continued on the Company’s Almaden Project, where drilling intersected some to the thickest zones of mineralization on the deposit up until that date.  Resource grade mineralization was extended up to 645 feet in depth on an associated new structure located 1700 feet north-northwest of the previously announce drilling. In addition resource grades with the central part of the Main Zone were extended up to 215 feet below the previous drilling.  Phase 1 drilling was to have consisted of 34,000 feet.; however was expanded to 40,813 feet based on its success. Holes in this program were designed to gather additional structural data, to infill and reduce hole spacing and to test for further expansions of mineralization both below the depth tested by prior operators and laterally. In addition to finding deeper mineralization in the central part of the Main Zone, the holes also began ot intersect significant and more uniform quantities of molybdenum in the northern parts of the Main Zone and in the North Zone. Previous drill holes in these zones were not assayed for molybdenum historically. The Company began to evaluate the significance of these molybdenum occurrences in relation to the genesis and configuration of the gold mineralization.   In September Phase 2 drilling commenced.   This drilling was aimed at expanding the gold mineralization outside of the currently known resource areas along strike to the north and south and in the area between the Main and the North Zone. Drilling was also designed to expand significant molybdenum mineralization identified in the northern portion of the Main zone, in the northeast limb of the Main Zone and throughout the North zone.

Work also commenced on the new updated NI-43-101 report. Mine Development Associates (MDA) of Reno, Nevada was contracted to complete the updated resource.

Golden Summit Project

At Golden Summit the Company discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks. A 10,000-ton bulk sample collected in the fall of 2006 was to be processed during 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 5,000-foot long vein swarm commenced in December.

In July of 2007, the Company announced that it had received all of the necessary permits required to commence the on-site processing of bulk sampled high-grade surface gold mineralization. In addition to processing and recovering the gold contained within the 10,000 tons of vein material excavated and stockpiled last fall, the new permits also allow for the on-going collection and processing of an additional 50,000 cubic yards (approximately 108,000 tons of rock) per year of bulk sampled material on the site through May 2012. These 5-year permits included a small mine permit issued by the Alaska Department of Natural Resources which covers the installation and operation of the Company's chemical free, gravity--based processing plant, along with water usage, tailings storage and site reclamation activities. The Company has also received final approval of a Hard Rock Exploration permit covering BLM claims on the western end of the property. This permit covers additional trenching, drilling, bulk sampling and reclamation activities in the Cleary Hill mine area as well as on the recently drilled Tolovana and the prospective Newsboy and Newsboy Extension areas.

By September the Company announced the completion of the commissioning of its 1,200 tonne per day seasonal gravity plant and the first of the stockpiled material had been processed through its gravity circuit. Shallow exploration drilling continued over the summer and 147 additional holes were drilling at various locations throughout the known 5,000 feet of strike length of gold mineralization in the Cleary Hill area.

Grew Creek Project

In April 2007, the Company began assessing the New Grew Creek Model following the uranium discovery where re-assaying of core returned 1.52 metres grading 0.1% U308.  Areas of anomalous rare earth elements in glacial till plus elevated arsenic, antimony, cobalt, tungsten, copper, lead, zinc, molybdenum and iron in drill core from Rat Creek and Tarn targets point to the need for new geological models (including Intrusion Related and Iron-Oxide Copper Gold deposit types).  Following an evaluation of the deposit model the project was relinquished in September 2007.

Rob Gold Project

Since acquiring the Rob project in 2002, the Company has conducted several sampling programs. These sampling programs have consistently shown the presence of the high grade mineralization in grab samples.

Drilling commenced in July of 2007 on two of the target areas the Gray Lead and the O’Reely. A total of 8 holes (1,529 feet) were drilled at Gray Lead from two separate drill pads and 9 holes (1,985 feet) were drilled at O'Reely from four separate drill pads.

All of the holes at Grey Lead intersected a sugary textured quartz vein, containing fine-grained bismuthinite and arsenopyrite, within a biotite augen paragneiss host rock and many contained high grade intercepts. Of the 9 holes drilled on the O’Reely vein all intersected the quartz vein over intercept widths of 5 to 20 feet, however only anomalous gold values were returned.

CORPORATE UPDATE

Mr. Steve Manz, President and CEO and Mr. David Knight were appointed to the Freegold Board of Directors following the resignation of Mr. Harry Barr as Chairman and director, and the passing away of board member Mr. Bernard Barlin. Freegold also announced the appointment of Morris Medd, a current director of the company, as its new Chairman.

2008

FINANCINGS

In May 2008 the Company announced it had reached agreement to raise US $1,791,000 in a convertible loan facility to be secured against its bulk sampling related equipment at Golden Summit and against private property that was purchased in January 2008 adjacent to the Golden Summit property. The loan has a term of 2 years, with the lenders having the right to accelerate the maturity of the facility any time after the first anniversary of the closing, should Freegold raise additional debt, equity or receive asset sales aggregating $3 million or more. The lenders also have the right during the term to convert the outstanding principal, in whole or in part, into Freegold common shares at a conversion price of US $1.23/share. The interest rate for the loan is 4% per annum, payable quarterly.

In July 2008, the Company announced a US $2 million bridge loan facility. The bridge loan had a maturity date of January 15, 2009, Terms for this facility included an annual interest rate of 12.5%, a cash closing fee, and 350,000 warrants to purchase common stock of the Company for a two year period at a price equal to the average market price of the Company's shares for the 10 trading days immediately preceding closing. The lender will have the right to put the warrants back to the Company one year after closing of the bridge loan at a pro-rata price.

In August, the Company announced a second tranche of US $2 million in financing. This funding was conducted on identical terms to the first tranche of $2 million, bringing total proceeds under this financing to $4 million.

Both facilities shared the following as collateral: a first priority pledge of the shares in Freegold's wholly owned US subsidiaries and a general security agreement against the personal property of the Company (including a second charge against the processing and private property assets collateralizing an equipment loan at Golden Summit).

ACQUISITIONS

In January 2008, the Company announced it had purchased 301.5 acres adjacent to its Golden Summit project in Alaska. The land is directly adjacent to the Steese Highway and power lines, and represents the most practical access to the gold mineralization currently identified in the Cleary Hill and Tolovana areas. In addition to the broad extent of flat lying ground, this parcel is ideally situated with respect to its abundance of processing water (being at the confluence of a number of streams) and on-site gravel. The large stockpiles of sand and gravel on the property will be a valuable asset in any future project expansions, and the Company will continue to investigate the sale of these gravels for local use as has been undertaken in the past.

PROJECT UPDATES

As at December 31, 2008, the Company’s property portfolio consisted of, the Almaden Project, the Golden Summit, Rob, and Vinasale projects and a 50%  interest of the Union Bay. In addition, the Company also held a 30% interest in the PGM A Property.

Almaden Project

Phase 2 of the expansion drilling program was completed in November 2007. Between the Phase 1 and Phase 2 programs a total of 52,953 feet was drilled.  Asssay from the Phase 2 program continued to be received into the early part of 2008.

Results of the Phase 2 holes continued to indicate the potential for expansion of the gold and molybdenum mineralization in the southern portion of the deposit. None of the drilling closed off the southern portion of the deposit and mineralization continues to remain open to the south.  In addition to the gold mineralization, these holes also confirm the presence of molybdenum over the known one-mile strike length of the deposit, from the continuous areas of molybdenum mineralization in the north to the more discontinuous, structurally controlled mineralization in the south.

Assays from all of the drilling were incorporated into the ongoing updated NI-43-101 resource calculation that was being done by Mine Development Associates of Reno.

In addition the Company also turned its attention to the potential for Almaden to host a deeper, higher-grade bonanza feeder vein system beneath the lower grade, bulk mineable surface mineralization.  The Company retained several consultants in 2008 to refine its on-going exploration plans on these deeper targets.

Golden Summit Project

In February 2008, the Company announced a 40,000 foot Phase 2 continuation of the systematic RAB drill program that was conducted from December 2006 through November 2007 on the Golden Summit project. The program was designed to test and delinate multiple expansion targets. Also in addition to the ongoing RAB drilling a deeper core drilling program was also undertaken. Designed as the first systematic test of the gold mineralization at depth it was to have provided the company with the first opportunity to determine the resource potential of the Cleary Hill area. The first area tested with a small grid of deeper core holes was in the Fence 1 area of the Cleary Hill Vein Swarm.  Deeper core drilling in this area indicates that these shear zones can be extended to depth along the strike of the gold mineralization.

Resumption of its seasonal bulk sampling program at the Golden Summit project began in June. Commencement of this first full processing season followed the recent purchase and installation of additional processing equipment to enhance the crushing and grinding capabilities of the Company's gravity-based gold recovery plant. The decision to expand the plant was made upon the completion of comprehensive metallurgical testing over the winter that showed that significantly higher gold recoveries can be expected with smaller-sized material processed through the plant. The primary purpose of the bulk-sampling program at Golden Summit was to determine the continuity of gold mineralization found within numerous gold-bearing shear zones that were discovered and delineated through trenching and shallow RAB drilling over the past two years.  In September 2008, the Company announced it had shipped its first gold concentrates from its Golden Summit project to the Sunshine Precious Metals Refinery in Kellogg, Idaho, and that additional gold concentrates would be shipped for the balance of the bulk sample processing season.

Rob Gold Project

In July 2008, the Company announced that core drilling had commenced on the Rob gold property with a program designed to extend both the strike and dip of the high-grade Grey Lead vein encountered in all eight holes of last year's program (including 4 m grading 29.0 g/t and 4.1 m grading 20.1 g/t), and to test a large quartz stock-work vein system also on the property which has returned surface grab samples as high as 699, 175 and 121 g/tonne gold.

A total of 12 holes were drilled from 6 different pad locations. These holes were designed to further test the strike and depth extension of the high-grade, near surface gold mineralization intersected in last year's program. In addition to further tracing the Grey Lead vein along surface, prospecting and sampling in the Grey Lead area has also identified two parallel gold-bearing veins to the east, suggesting that the Grey Lead vein may be one of a series of veins, comparable to the multiple vein system which is currently being mined at the nearby Pogo Mine.

Vinasale Project

Freegold's 2008 program included a ground geophysical survey aimed at expanding the known gold mineralization within the property.

CORPORATE UPDATE

In January 2008, the Company appointed Robert W. Jackson, President of Tiomin, to its Board of Directors.

2009

FINANCINGS

In January 2009, the Company received proposed terms from a private European lender for a secured line of credit of up to US $10 million for a maximum maturity of 3 years but this financing was not completed. In anticipation of closing, the bridge lenders agreed to extend the maturity of their loans to February 10, 2009. As consideration of this extension, the exercise price of the 350,000 warrants each lender received at the time the bridge loans were advanced was reduced from $0.66 and $0.55 respectively to $0.30, and the Company issued each lender an additional 250,000 common shares.

In February 2009, the Company received an extension from its bridge loan to further extend the maturity date of its US $4.1 million in bridge loans to July 15, 2009. As consideration of these extensions, the interest rate on the two loans was increased from 12.5% to 15.0%, and the lenders received extension fees consisting of 720,000 common shares of the Company, 1 million warrants to purchase common stock of the Company for a two year period at a price of C $0.25/share, and a cash fee equal to 3% of loan principal, payable upon the earlier of the receipt of new financing or March 31, 2009.

In April 2009, the Company announced that the senior bridge loan lender had agreed to an additional advance of US $200,000 to the Company to fund upcoming property payments, critical audit, regulatory and filing fees. This restructuring also suspended the monthly payment of interest to the two bridge loan lenders that was to have commenced on April 1, 2009, and the payment of a 3% extension fee that had been due on March 31, 2009. Under the revised documents, these interest and extension fee payments was capitalized and added to the principal amounts due on the July 15, 2009 maturity date. Under this restructuring, and following this additional loan advance, the amounts due to the senior and subordinated bridge lenders on July 15, 2009 were US $2.78 million and US $2.25 million respectively. As consideration for the above, the senior bridge lender received cash fees of $35,000 along with 1 million common shares of the Company and 500,000 warrants to purchase common shares of the Company for a two year period at a price of C$0.14/share.

In July 2009, the Company completed a non brokered private placement of 3,462,500 units ("Units") at a price of $0.12 per Unit for aggregate gross proceeds of $415,500. Each Unit consisted of one common share of Freegold ("Common Share") and one common share purchase warrant ("Warrant"). Each warrant entitles the holder to acquire an additional Common Share at a price of $0.20 at any time within 36 months of issuance.

In September 2009, the Company announced it has sold the Almaden project to Western Standard Metals Limited (“Western Standard”) for consideration consisting of the assumption by Western Stanadard of the Companys US$2.9 million dollar indebteness to its senior bridge lender and the issuance of five million shares of Western Standard to the Company.

In late 2009 and early 2010 the Company reached agreement with various trade creditors to convert an aggregate of C$1,597,954 into 14,529,440 common shares of the Company and also negotiated favourable repayment terms for an additional US $827,454 over three to four years.

PROJECT UPDATES

As at December 31, 2009, the Company’s property portfolio consisted of the Golden Summit, Rob, and Vinasale projects, and a 50% interest in the Union Bay project. In addition the Company also held a 30% interest in the PGM A Property.The Company did not carry out exploration on any of its projects during 2009.

Golden Summit Project

Effective December 31st, 2009, the Company entered into an option agreement with Western Standard under which Western Standard may earn a 50% interest in the Golden Summit Property Western Standard paid Cdn $300,000 to the Company and must incur US$5,750,000 in exploration and development expenditures over a 4 year period. Western Standard is responsible for all the holding costs of the property during the option period. The Year one exploration commitment of US $750,000 is a guaranteed expenditure.

Vinasale Project

Effective December 31st, 2009 the Company entered into an option agreement with Western Standard under which Western Standard may earn a 50% interest in the Vinasale Property.  As consideration, Western Standard paid Cdn $350,000 to the Company and must incur US$6,500,000 in exploration and development expenditures over a 3 year period. Western Standard is responsible for all the holding costs of the property during the option period. The Year one exploration commitment of US $1,500,000 is a guaranteed expenditure.

CORPORATE UPDATE

In January 2009 Robert Jackson resigned as a director. In May 2009, Steve Manz resigned as President and CEO and director of the Company.  In May 2009, Morris Medd resigned as a director and Chairman of the Board of the Company. In July following the annual general meeting Gary Moore and Mark Feeney joined the Board. In August 2009, Hubert Marleau resigned from the Board of Directors.

In October 2009 Tiomin agreed with Freegold to convert approximately two-thirds of its debt into a total of 16,714,773 shares of Freegold, as a result of which Tiomin would hold 19.99% of the outstanding shares of Freegold. In addition Freegold has agreed to transfer to Tiomin 1 million of the 5 million shares issued to it by Western Standard leaving a remaining debt balance of US$783,000 which will be repayable over a two year term and will bear an annual interest rate of 6%. Tiomin will also have the right to nominate one member to Freegold's Board of Directors.

In October 2009, Bruce Ramsden was appointed to the Board and Kristina Walcott was appointed President and CEO of the Company.  In December 2009, David Knight was appointed Chairman of the Board.

In February 2010, the Company announced it had entered into a Letter of Intent to amalgamate the Company and Western Standard. Completion of the transaction is subject to various conditions including negotiation of share exchange ratio and a definitive agreement.

DESCRIPTION OF BUSINESS

General

The Company, together with or through its US subsidiaries carries on the business of acquiring and exploring precious metal properties in the US and Canada.  The Company's material mineral properties are the Golden Summit Property, Alaska, and the Vinasale Project in Alaska.  Non-material exploration properties include the Rob, and Union Bay properties in Alaska and the PGM A Property in Ontario.

The Company's primary objective is to explore its existing mineral properties.  Its secondary objective is to locate, evaluate and acquire other mineral properties, and to finance their exploration, either through equity financing, by way of joint venture or option agreements or through a combination of both.  There are currently no known economic resources on any of the existing properties.

The Company’s main focus is its Alaskan based gold assets.

The Company will also seek further opportunities to expand its resource base through the exploration for, and acquisition of, additional projects.

Competitive Conditions

The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Environmental Considerations

The Company’s operations are subject to environmental regulations set and revised by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in  environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a mannerwhich means stricter standards and enforcement; and fines and penalties for non-compliance are more stringent.  Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations.

Employees

During the fiscal year ended December 31, 2009 the Company had one full-time employee and utilized various services of three consultants.

Foreign Operations

The Company’s material properties are currently located the State of Alaska in the United States.

RISK FACTORS

The Company’s business is subject to a number of known and unknown risks. An investor should carefully consider the risks described below and the other information that the Company files with Canadian and U.S. securities regulators before investing in the Company’s common shares.  The risks described below are not the only ones faced.  Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business.  If any of these risks occur, operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and an investor may lose all of its investment.  The risk factors set forth below and elsewhere in this AIF, and the risks discussed in our other filings with Canadian and U.S.  securities regulators may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements.  See “Regarding Forward-Looking Information”.

In addition to other information in this AIF, investors should carefully consider the following risk factors in evaluating the Company’s business.

We have limited financial resources and no source of cash flow.

As a result of general market conditions and as a result of the poor performance of our gravity concentration plant we currently do not have sufficient funds to meet our current obligations. We currently have no external sources of liquidity and all additional funding required for the foreseeable future will have to be obtained by either sale of mineral properties or sale of securities.  Should we elect to satisfy our cash commitment by way of private placement, public offering or sales of mineral properties, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favourable to us or our shareholders. Such financings, to the extent that they are available may result in substantial dilution to our existing shareholders.  Failure to obtain additional financing on a timely basis could cause us to forfeit all or a portion of our interest in the assets or the rights now held by us and our ability to continue as a going concern.  As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and we will be able to realize assets and discharge our liabilities in the ordinary course of business. There can be no assurance that we will be able to continue as a going concern.

If we do not obtain additional financing, our business will fail.

Although the Company has entered into two option agreements with Western Standard under which Western Standard has undertaken to incur certain expenditures on the Company’s Golden Summit and Vinasle properties,  our business plan calls for significant expenses in connection with the exploration of our mineral claims. We will require additional financing in order to complete these activities and to meet our current debt obligations. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to incur additional losses for the foreseeable future.  Since our incorporation on July 22, 1985 to December 31, 2009, we incurred losses totaling $39,579,717. Very few junior mining resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.   There can be no assurance that we will achieve profitability in the future or at all.

We have not identified any commercially viable mineral deposits. We have not commenced development or commercial production on any of our properties.  We have no history of earnings or cash flow from operations.  We do not have a line of credit and our only present source of funds available may be through the sale of our equity shares, or assets.  Even if the results of exploration are encouraging, we may not have the ability to raise sufficient funds to conduct further explorations to determine whether a commercially mineable deposit exists on any of our properties.  While additional working capital may be generated through the issuance of equity or debt, the sale of properties or possible joint venturing of the properties, we cannot assure you that any such funds will be available for operations on acceptable terms, if at all.

In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those contained in our financial statements.

We have no history of producing metals from any of our properties as each of our properties is in the exploration stage.  Advancing properties from exploration into the development stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing positive feasibility studies, permitting and construction of the mine, processing plants and roads and other related works and infrastructure.  As a result, we are subject to all the risks associated with developing and establishing new mining operations and business enterprises including:

•

Completion of feasibility studies to define reserves and commercial viability, including the ability to find sufficient mineral reserves to support a commercial mining operation;

•

The timing and cost, which can be considerable, of further exploration, preparing feasibility studies, permitting and construction of infrastructure, mining and processing facilities;

•

The availability and costs of drill equipment, qualified exploration personnel, skilled and reliable labour and mining and processing equipment, if required;

•

The availability and cost of appropriate smelting and/or refining arrangements, if required;

•

Compliance with environmental and other governmental approval and permit requirements;

•

The availability of funds to finance exploration, development and construction activities, as warranted;

•

Potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•

Potential increases in exploration, construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of exploration, development and construction activities may be increased by the location of our properties and demand by other mineral exploration and mining companies.  It is common in exploration programs to experience unexpected problems and delays during drill programs and, if warranted, development, construction and mine start-up.  Accordingly, our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitability producing metals at any of our properties.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body.  In addition, costs are affected by the price of commodities such as fuel, rubber and electricity.  Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mining exploration and, if warranted, development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

Our operations are subject to the inherent risk associated with mineral exploration activities.

Mineral exploration activities and, if warranted, development activities generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Environmental hazards, industrial accidents, unusual or unexpected geological formations, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land-slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  Operations and activities in which we have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines, if any, and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  We plan to obtain insurance, in amounts that we consider to be adequate, to protect ourselves against certain of these mining risks once we commence mining operations.  However, we may become subject to liability for certain hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons.  The payment of such liabilities may have a material, adverse effect on our financial position.  At the present time, we do not conduct any mining operations and none of our properties are under development, and, therefore, we do not carry insurance to protect us against certain inherent risks associated with mining.  Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

Mineral exploration involves a high degree of risk against which we are not currently insured.

The Company’s exploration activities are subject to the hazards and risks normally incident to the exploration for and development and production of precious minerals, any of which could result in damage for which the Company may be held responsible. Hazards such as unusual or unexpected weather, rock formations, formation pressures, fires, power outages, landslides, flooding cave-ins or other adverse conditions such as the inability to obtain suitable or adequate machinery, equipment or labor may be encountered in the drilling and removal of material.  While the Company may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage.  There are also risks against which the Company cannot insure or against which we may decide not to insure.

It is not always possible to fully insure against such risks and we may decide to forego insuring against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common shares. We do not currently maintain insurance against environmental risks relating to our mineral property interests, though we have obtained third party liability insurance, to counter the effects of these risks.

All of our properties are in the exploration stage and are highly speculative in nature, which means there can be no assurance that our programs will result in the discovery of any economically feasible mineral deposit.

At present, none of our properties have a known body of ore and all our proposed exploration programs are an exploratory search for ore.  We will only develop our mineral properties if we obtain satisfactory results from our exploration programs.   The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  We have relied and may continue to rely upon consultants and others for exploration expertise.  Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  We cannot assure you that any mineral deposits will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  Depending on the price of gold other minerals produced, if any, we may determine that it is impractical to commence or, if commenced, continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the global marketing conditions for uranium and other metals, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  Our properties are located in the Alaska in the United States. This jurisdiction impose certain requirements and obligations on the owners of exploratory properties which includes, among other things, certain application and permit requirements, certain limitations on mining and exploration activities, periodic reporting requirements, limited terms and certain fees and royalty payments.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk such as unusual or unexpected geological formations and the inability to obtain suitable or adequate machinery, equipment or labour and is highly speculative in nature. Few properties that are explored are ultimately developed into commercially viable mining operations. At present, our existing properties have no known significant body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The occurrence of unsuccessful exploration efforts may eventually lead to us needing to cease operations.

The success of commodity exploration is determined in part by the following factors:

•

Identification of potential mineralization based on surficial analysis;

•

Exploration permits, as granted by the various government bodies;

•

Experience and quality of management and geological consultants; and

•

Capital available for exploration activity.

Substantial expenditures are required for us to establish proven and probable ore reserves through drilling and analysis, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  In making the determination as to the commercial viability of a mineral deposit, a number of factors are considered, which include, without limitation, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, and use importing and exporting or minerals and environmental protection.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves.  The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing.

We have no producing mines at this time.

There are no known economic reserves on any of the Company’s properties at this time.

Calculations of mineral reserves and of mineralized material are estimates only, subject touncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until mineral reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and ore may vary depending on metal prices. Estimates of mineral resources under Canadian guidelines are subject to uncertainty as well. The estimating of mineral reserves and mineral resources under Canadian guidelines is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or estimate of mineral resources under Canadian guidelines, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral reserves or mineral resources under Canadian guidelines may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral reserves or mineral resources under Canadian guidelines. Any material change in the quantity of mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The prices of precious metals fluctuate and directly impact on our business activities.

Our business activities are significantly affected by the prices of precious metals on international markets.  The price of minerals affects our ability to raise financing, the commercial feasibility of our properties, the future profitability of our properties should they be developed and our future business prospects. The prices of precious metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, and global or regional political or economic crisis.

Our business is affected by market fluctuations in the prices of the minerals sought, which are highly volatile.  Depending on the price of such minerals, we may determine that it is impractical to continue our exploration activities or, if warranted, to commence commercial development or production of our properties, if a mineral deposit is identified.

Precious metal prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major mineral-producing regions.  Moreover, mineral prices are also affected by macro-economic factors that are beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  We cannot assure you that the price of such minerals will remain stable or that such prices will be at a level that will prove feasible to continue our exploration activities, or, if applicable, begin development of our properties.

The current demand for and supply of precious metals affects their respective prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities.  If prices of such minerals should decline for a sustained period, we could determine that it is not economically feasible to continue our exploration activities and such decision will have a material adverse affect on our business and results of operations.

The loss of key management personnel may adversely affect our business and results of operations.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management, and we do not maintain key employee insurance for any of our management team.  Investors must be willing to rely to a significant extent on their discretion and judgment.

Certain directors may be in a position of conflicts of interest.

Certain members of our board also serve as directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors may be in a position of conflict. Any decision made by those directors will be made in accordance with their duties and obligations to deal fairly and in good faith of our company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

There may be defects in the title to our properties.

In accordance with mining industry practice, we attempt to acquire satisfactory title to our properties but have not obtained title insurance with the attendant risk that some titles, particularly titles to undeveloped properties, may be defective.  In accordance with mining industry practice, we have not obtained title insurance on the mineral claims held by us.  The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the claims held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular claims(s) found to be in question or deficient.

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations.  By the Company’s present assessment its most significant interests under earn-in options are the Golden Summit Property and the Vinasale Property. The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement and several other key contracts. The Vinasale Proejct is held through an Option to Lease Agreement with the Doyon, Limited.  The Company is working under laws of the US and, although the Company has affected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage in the exploration of its properties.

Certain of the Company’s mining properties are unpatented mining claims located in the US, and the Company, upon acquiring an interest in and to such claims, will have only possessory title with respect to such properties.  Because title to unpatented mining claims is subject to inherent uncertainties, including paramount title to the US, it is difficult to determine conclusively the ownership of such claims.  In addition, and in order to retain title to an unpatented mining claim, a claim holder must have met annual assessment work requirements (US$100 per claim) through September 1, 1992 and must have complied with stringent state and federal regulations pertaining to the filing of assessment work affidavits. Moreover, after September 1, 1992, the right to locate or maintain a claim generally is conditional upon payment to the US of a rental fee of US$100 per claim per year for each governmental fiscal year instead of performing assessment work.  State law may still require performance of assessment work. In 2004 the annual rental fee increased to US$125 per claim per year. Since most mining claims in the US are unpatented, this uncertainty is inherent in the mining industry.

For the last several Congressional sessions, bills have been repeatedly introduced in the US Congress which would supplant or radically alter the provisions of the Mining Law of 1872. In 2007 US House of Representatives passed the Hardrock Mining and Reclamation Act of 2007, which would update mining laws that have been in place since 1872 and add new royalties on minerals on Federal public lands. The US Senate has also begun to hold its own hearings on the proposed legislative changes.

There is no assurance of the title to or boundaries of our resource properties.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims and title may be affected by undetected defects. We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

Our operations may be adversely affected by government and environmental regulations.

Each phase of the Company’s operations is subject to government and environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner which means that standards, enforcements, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

The Company’s activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral properties.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all of the necessary licenses and permits that may be required to conduct exploration, development and mining operations at our projects on certain properties in Alaska.

The business of mineral exploration is highly competitive and there is no assurance we can compete with other competitors for financing, qualified personnel and other resources related to the operation of our business.

Significant competition exists for the limited number of property acquisition opportunities available.  As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire attractive mining properties on terms we consider acceptable.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and exploited economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of funding such properties.  Many competitors not only explore for and mine precious metals and minerals but conduct refining and marketing operations on a worldwide basis.  Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees, to obtain necessary exploration, development or production equipment or to acquire the capital necessary to fund our operations and develop our properties.  Our inability to compete with other mining companies for these resources may have a material adverse effect on our results of operation and business.  There can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

General economic conditions

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

The volatility of gold prices may impact our revenues, profits and cash flow;

•

Volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

The devaluation and volatility of global stock markets impacts the valuation of our equity securities.

These factors could have a material adverse effect on our financial condition and results of operations.

We do not intend to pay cash dividends.

We have never, and we do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Directors will ever declare cash dividends, which action is completely within their discretion.

MINERAL PROPERTIES

The Company owns, or has the right to acquire an interest in, mineral properties in the State of Alaska, United States.  The Company’s properties in each of these areas are described below.

Mineral Properties in the State of Alaska.

GOLDEN SUMMIT PROJECT, ALASKA

The disclosure set forth herein is principally derived from a technical report entitled “GEOLOGY AND MINERALIZATION OF THE GOLDEN SUMMIT PROJECT, FAIRBANKS MINING DISTRICT, ALASKA ” dated March 31, 2010 (the “Report”) prepared by  Spectrum Resources Inc.  in compliance with NI 43-101, with  David Adams as the Qualified Person.  The Report  has been  filed on SEDAR and is available at www.sedar.com.  The following information is of a summary nature only and reference is made to the detailed disclosure contained in the Report , which is incorporated herein by reference."

EXECUTIVE SUMMARY

The Golden Summit property (herein “the property”) is located in the north-central Fairbanks Mining District of central-interior Alaska.  The property consists of a mix of patented and unpatented Federal lode claims and State of Alaska mining claims controlled by Freegold Recovery Inc., USA, and Freegold Ventures Limited (herein “Freegold” or “the company”).  Freegold controls the claims through lease agreements with several claim owners, and through direct ownership of several patented Federal lode claims in the north central portion of the property.  Freegold has signed an option agreement with Western Standard Metals Ltd. (WSM) whereby WSM can earn a 50 percent interest in the property by paying Freegold C $300,000 and making exploration expenditures in the amount of  US$5,750,000 by December 31, 2013.

The property is located approximately 18 miles north of Fairbanks, and is readily accessible from the Steese paved highway and a well-developed gravel road system within the property.  The property is located in the southwest Livengood A-1 quadrangle, in uplands forming the headwaters of Cleary Creek, an area which has a long, colorful lode and placer gold mining history starting in the early 1900’s.  Prior to 1942, when the War Powers Act halted most gold mining, lode gold production from high grade gold-quartz veins on or adjacent to the property was approximately 537,021 oz.  Currently there are no NI-43-101 compliant gold resources on the property.

The property lies within the Yukon-Tanana terrane, and is underlain by mid-Paleozoic and older metamorphic rocks (the Fairbanks Schist) which are intruded by late Mesozoic plutonic rocks.  The western portion of the property lies within very close proximity to the Pedro Dome pluton.  The heterogenous intrusive stock, known as the Dolphin stock, intrudes the west portion of the property.  Metamorphic and plutonic rocks alike are highly deformed.  The metamorphic rocks dip moderately northward and occupy the north limb of a large-scale antiform.  The Chatanika Thrust Fault, located less than one kilometer north of the property, forms a major tectonic boundary between Chatanika terrane eclogitic rocks to the north and Fairbanks Schist to the south.

Gold mineralization on the property is largely controlled by structural features, including pre-, syn- and post-mineralization faults and shear zones. Detailed geologic mapping indicates two predominant structural trends, including west-northwest and northeast; gold mineralization is associated with both trends.  Dips of gold-bearing veins and shear zones are generally steep towards the south but can be quite variable.  Gold mineralization consists of hydrothermal quartz veins and veinlets containing low amounts of sulfides and classified as “intrusive-related” based on trace element geochemistry and other features.

Several historic producing underground gold mines are present on the property, including the Cleary Hill Mine, the largest historic underground gold producer (281,000 oz).  Modern surface exploration on the property by a series of companies began in 1969, and major amounts of trenching and drilling has been completed on numerous targets.  Freegold acquired the property in 1991, and through the years has changed the property configuration several times.  In 1995 the company acquired the Tolovana Mine property and area to the south, and completed exploration RC drilling programs on the Dolphin deposit from 1995-1996.  The Cleary Hill Mine and Tolovana Mine areas were the focus of intense exploration efforts by the company 2006-2008.

It is recommended that exploration efforts during 2010 be focused on the Dolphin gold deposit, including geophysical surveys and core drilling programs.  The geology of the deposit is still poorly understood largely due to lack of exposure and insufficient core drilling.  Geophysical surveys and a carefully executed core drilling program will lead to a much better geologic model which can be further refined and then used to guide for follow-up, grid-based, drilling.  The initial goal should be to conduct a detailed geophysical survey program, including IP and/or other methods (this should be considered a first phase exploration program).  Contingent on the delineation of sizeable magnitude resistivity and/or magnetic anomalies showing good lateral continuity, a core drilling program should follow (this should be considered a second phase exploration program).  The follow-up core drilling program should be designed to test potential geophysical targets, however, the drilling should also be designed to obtain drilling assay results in strategic locations where past results can be used in conjunction with the new results to begin to develop a gold resource model.  The estimated cost of the phase 1 geophysical survey program is US $250,000 and the estimated cost of the phase 2 core drilling program is US $750,000.

VINASALE PROJECT, ALASKA

The disclosure set forth herein is principally derived from a technical report entitled “ SUMMARY REPORT FOR THE VINSALE GOLD PROPERTY, MCGRATH MINING DISTRICT, ALASKA” dated  March 25, 2010 (the “Report ”) prepared by Gregory Maynard in compliance with NI 43-101, with  Gregory Maynard as the Qualified Person.  The  Report  has been  filed on SEDAR and is available at www.sedar.com.  The following information is of a summary nature only and reference is made to the detailed disclosure contained in the Report , which is incorporated herein by reference."

EXECUTIVE SUMMARY

The Vinasale gold project is located in western Alaska, approximately seventeen miles south of McGrath and 400 kilometers southwest of Fairbanks. The project is situated on the east bank of the Kuskokwim River. Free Gold Recovery, USA owns 72 State of Alaska mining claims covering 11,520 acres and has leased 89,583.54 acres from Doyon Limited, one of 13 regional Alaska Native corporations. Access to the property is via commercial aircraft to McGrath, and then to the property via helicopter, or via seasonal barge up the Kuskokwim River.

The property is underlain by Cretaceous-ages Kuskokwim Group shales and greywackes that have been intruded by a Tertiary-aged porphyritic quartz monzonite intrusive complex.  East-west, north-south and northeast-southwest trending structures cut the sediments and intrusions. Gold mineralization identified to date is hosted by magmatic and hydrothermal breccia phases of a quartz monzonite phase of the intrusive complex.  Arsenic has the strongest correlation with gold while antimony, bismuth and tungsten also correlate to a lesser extent.  Gold-related alteration includes sericitic alteration, dolomitic alteration and silicification as pervasive flooding and as quartz veinlets.  The margin of the intrusion at Vinasale Mountain exhibits hornfelsing of the sediments and is associated with both an aeromagnetic and resistivity low. No drilling has been conducted in the hornfels zone at Vinasale.

Placer gold was discovered in Alder Creek draining the south side of Vinasale Mountain in approximately 1922, with total placer gold production estimated at less than 125 ounces. No lode production has occurred in the area.

Lode exploration in the early 1990s identified gold-in-soil anomalies at the Central, South and Northeast zone near the crest of Vinasale Mountain. These anomalies were drilled tested, with subsequent follow-up drilling in the Central Zone.  The Central Zone was investigated  by 21 drill holes within an area measuring approximately 185 meters by 185 meters (600 feet by 600 feet) and intersected one or more intervals of greater than 6 meters (20 feet) grading more than 1 gram of gold per tonne (0.029 opt). Mineralization is open to expansion in several directions. Review of drill core indicates that higher gold grades commonly occur with magmatic and/or hydrothermal breccias.  The majority of drill holes were vertical but some of the best grade-thickness intervals came from angle holes, suggesting the possible presence of as-yet undefined high angle controls on gold mineralization.

Several historical resource estimates were completed on the Vinasale gold project prior to implementation of NI-43-101 reporting standards. The most recent historical resource estimate (1995) totals 16,049,000 short tons grading 0.060 ounces of gold per ton (962,760 ounces). These historical resource calculations are reported here for historical accuracy purposes only. These historical resource calculations are not NI 43-101 compliant and do not comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

The available data identifies host rock and regional structural similarities between Vinasale Mountain and the +40 million ounce Donlin Creek deposit approximately 135 kilometers to the southwest.  Both are hosted primarily in Tertiary plutonic rocks which intrude Kuskokwim Group sediments and both are controlled by northeast trending structures.  Both Donlin and Vinasale have quartz and carbonate alteration as well as anomalous arsenic and antimony trace elemental associations. In addition, the Vinasale gold project is similar to the Trun gold-tungsten deposit, Bulgaria, where significant gold-tungsten mineralization is hosted in hornfelsed sediments surrounding a previously explored gold-bearing intermediate intrusive.

Additional exploration work is warranted at the Vinasale gold project.  Recommended work includes expansion of the 2008 induced polarization geophysical survey to define possible drill targets in the hornfels zone surrounding the main Vinasale intrusive. Additional drilling of the Central zone is suggested in order to verify the analyses and geologic observations from core drilling completed in 1991 and 1994.  Drilling is also recommended outside the Central zone on exploration targets already identified by both airborne and ground geophysics.  An exploration program is proposed consisting of $300,000 of IP geophysical surveys followed by a $1,250,000 core drilling program designed to produce approximately 10,000 feet of core. Total project budget is estimated at US$1.55 million. The recommended IP program is not dependent on any other work recommended for the Vinasale project. Confirmation drilling recommended for the Central zone is not dependent on any other work recommended for the Vinasale project however, drilling outside of the Central zone.

ROB PROJECT, ALASKA

The disclosure set forth herein is principally derived from a technical report entitled “ EXECUTIVE SUMMARY REPORT FOR THE ROB GOLD PROJECT, GOODPASTER MINING DISTRICT, ALASKA” dated March 25, 2010 (the “Report”) prepared by Ridgerunner Exploration in compliance with NI 43-101, with  Richard Flanders as the Qualified Person.  The Report  has been  filed on SEDAR and is available at www.sedar.com.  The following information is of a summary nature only and reference is made to the detailed disclosure contained in the Report , which is incorporated herein by reference."

EXECUTIVE SUMMARY

The Rob property is located in the Goodpaster mining district approximately 110 miles southeast of Fairbanks, Alaska near existing and planned infrastructure. Freegold Ventures Ltd. currently has a 100% interest in the Rob property, subject to cash and stock payments and Net Smelter Returns royalties held by property owner Tibbs Creek Gold LLC. The property is hosted in intrusive and metamorphic rocks on the flank of the same 30 kilometer-long gneiss dome that hosts the 5.6 million ounce Pogo gold deposit.  Mineralization at Rob is hosted in Cretaceous granitic rocks and in Paleozoic gneissic rocks and appears to be controlled by district-scale northeast and northwest-trending structures and in places by a Tertiary(?) granitic rock that is intruded along the western contact between the Mt. Harper and Black Mountain plutonic complex and the Paleozoic  augen gneiss.  Two basic types of gold mineralization have been identified on the project: Au+Bi±As in quartz veins at the Gray Lead and Hilltop prospects and Au+As+Sb in quartz veins at the Michigan, Blue Lead, Blue Lead South, Gray Lead, Grizzly Bear, Upper Trench, Lower Trench, O’Reely and Wolverine prospects.  Several of these prospects host both styles of gold mineralization in the same structure, suggesting multi-phase mineralization took place. Surface and subsurface sampling encountered significant grade and thickness gold mineralization in several areas of the property.  Potential exists for significant grade-tonnage accumulations of intrusive and/or gneiss-hosted gold mineralization similar to that currently being mined in the Fairbanks District and at the Pogo deposit in the Goodpaster District.

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Reconnaissance exploration on both the original and the new claim blocks, to include prospecting and mapping of ridgelines, stream sediment, pan con and top of bedrock auger soil sampling where warranted.  All samples should be assayed for gold by fire assay techniques with each sample also analyzed for a multi-element suite by ICP methods using 4-acid digestion procedures. This phase of work is not success-dependent on any other work recommended for the Rob project. The estimated cost of this program, including labor, assays, camp, heavy equipment rental, fuel and all consumables is US$250,000.

2.

Diamond drilling should be conducted at the Michigan, Blue Lead and Trench prospects to follow-up high grade gold found in previous exploration programs. Approximately 5,000 feet of drilling are recommended. This phase of work is not success-dependent on any other work recommended for the Rob project. Additional drilling is also suggested at any locations on the claims staked in March of 2010 where and if the suggested reconnaissance work indicates that it is warranted. All drilling should be conducted with a skid-mounted diamond core drill using HQ core (2.5 inch diameter). All core should be logged, digitally photographed, split with a Haley core saw and one-half of each interval should be submitted for analysis. The remaining half should be retained for future use. All core should be assayed for gold by fire assay techniques with each sample also analyzed for a multi-element suite by ICP methods using 4-acid digestion procedures. The estimated cost of this drilling program, including labor, assays, camp, heavy equipment rental, drilling, fuel and all consumables is US$750,000 ($500/mt or $150/ft).

The total cost of the above-recommended work is approximately US$1,000,000

DIVIDEND POLICY

The Company has no fixed dividend policy and the Company has not declared any dividends on its common shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value of which, as of December 31, 2009, 86,623,866 common shares are issued and outstanding. The common shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

The holders of the common shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of the Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Exchange under the symbol “ITF”.

Trading Price and Volume

The Company’s common shares traded on the Exchange during the financial period ended December 31, 2009.  The table shown below presents the high and low sale prices for the common shares and trading volume, on a monthly basis, on the Exchange for 2009.

Month	High $	Low $	Volume
January	0.33	0.20	2,549,100
February	0.34	0.16	2,094,800
March	0.18	0.13	1,637,900
April	0.22	0.13	3,667,700
May	0.20	0.13	9,618,300
June	0.14	0.12	2,131,100
July	0.12	0.09	2,384,700
August	0.16	0.11	1,384,000
September	0.16	0.12	1,018,700
October	0.14	0.11	1,283,800
November	0.12	0.10	1,707,800
December	0.12	0.09	1,673,700

PRIOR SALES

The only securities the Company has outstanding that are not listed or quoted on the market place are stoc options granted under the Company’s stock option plan and certain Common Share purchase warrants. Set forth below is information with respect to the stock options, warrants and compensation options issued during the most recently completed financial year.

Stock options granted during the most recently completed financial year.

DATE OF GRANT	DATE OF EXPIRY	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE OF OPTIONS GRANTED
September 14 2009	September 14, 2014	250,000	$0.14
December 04, 2009	December 04, 2014	225,000	$0.10

Common Share purchase warrants issued during the most recently completed financial year.

DATE OF ISSUE	DATE OF EXPIRY	NUMBER OF WARRANTS ISSUED	EXERCISE PRICE OF WARRANTS ISSUED
February 26, 2009	February 26, 2011	500,000	$0.17
June 30, 2009	June 30, 2012	3,462,500	$0.20
July 11, 2009	July 11, 2011	500,000	$0.14

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Escrow Agreement

As at December 31, 2009, the Company had no shares held in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The name, province or state of residence, position with and principal occupation within the five preceding years for each of the directors and officers of the Company are set out in the following table.

Name, Municipality of Residence and Position with the Company	Principal Occupation or Employment for the Last Five Years	Director or Officer Since
Kristina Walcott British Columbia, Canada President & Chief Executive Officer	Vice President Business Development Freegold Ventures Limited, President and CEO since October 2009	Officer since March 2005
Gordon Steblin British Columbia, Canada CFO	President of Goring Development Corp. since 1997. Provides contract CFO services.	Officer since October 2002
Michael Gross British Columbia, Canada Vice President Exploration

Vice President Exploration Freegold Ventures Limited – March 2006, and consultant providing contract services to clients. Prior thereto Vice President Nayarit Gold August 2005 – March 2006, and Vice President Regis Resources from July 2001 to June 2005.

Officer March 2006
David Knight (2) (3) Ontario, Canada Director	Partner, Macleod Dixon LLP, Barristers and Solicitors, since 2006. Prior thereto, counsel with Miller Thomson LLP	Director since November 2007
Mark Feeney British Columbia, Canada Director	Investor Relations and Financial Consultant	Director since July 2009
Gary Moore (1) (3) British Columbia, Canada Director	VP Corporate Finance – Pacific International Securities (2000 – 2006) , President and Director HTI Ventures Corp. (current)	Director since July 2009
Bruce Ramsden (1) (2) Ontario, Canada Director	VP Finance & CFO Tiomin Resources Inc – (2005 March 2010)	Director since October 2009

Notes:

(1)

Member of the Company’s audit committee.

(2)

Member of the Company’s compensation committee.

(3)

Member of the Company’s corporate governance committee.

As of the date of this AIF, the directors and executive officers of the Company and its subsidiaries as a group beneficially owned, or controlled or directed, directly or indirectly, or exercised control or direction over 1,651,763 common shares of the Company, representing 1.91% of the issued and outstanding common shares, and options to acquire 6,435,000 common shares. Additionally, 629,167 warrants are also held which are convertible to common shares on a 1:1 basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set forth below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of the AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

David Knight, the Chairman, and a director of the Company, resigned as a director of Armstrong Corporation (“Armstrong”), a manufacturer and distributor of speciality chemicals, on September 26, 2002. On January 20, 2003 Deloitte and Touche was appointed by a secured creditor of Armstrong as receiver manager of the assets of Armstrong and on March 13, 2003 Armstrong was petitioned into bankruptcy by such creditor.

Cease Trade Orders

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia).

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company or its subsidiaries is not a party, nor are any of the Company’s properties subject to any pending legal proceedings the outcome of which would have a material adverse effect on the Company. Management has no knowledge of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any Associate or Affiliate of any such Person, in any transaction during the Company’s three last completed financial years, or during the current financial year, except as set out elsewhere in this AIF, that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is CIBC Mellon Trust Company located at its principal offices in Vancouver, British Columbia and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

The Company did not enter into any contract during the most recently completed fiancial year, and has not entered into any contract since January 1, 2002 that is still in effect, that may be considered material to the Company, other than the material contracts entered into in the ordinary course of business not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations.

INTERESTS OF EXPERTS

Names and Interests of Experts

James Stafford, Chartered Accountants, (“Stafford”) are the Company’s auditors.  The consolidated financial statements of the Company as at December 31, 2009 and December 31, 2008 and for the years then ended have been audited by Stafford as stated in their report.  Stafford report that they are independent in accordance with the Rules of Professional Conduct of British Columbia, Canada.

Certain disclosure with respect to the Company’s properties contained herein or in other filings made by the Company under National Instrument 51-102 during, or relating to, the Company’s most recently completed financial year is derived from reports prepared by Spectrum Resources, with David Adams as the Qualified Person, by Gregory Maynard as the Qualified Person, and by RidgeRunner Exploration with Richard Flanders as the Qualified Person. As of the date hereof each of such persons owns directly or indirectly, less than 1% of the outstanding shares of the Company.

INFORMATION ON AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company.  The Company’s current audit committee consists of Gary Moore and Bruce Ramsden.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this AIF.

Composition of the Audit Committee and Independence

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

All of the members of the audit committee of the Company are independent, as that term is defined.

Relevant Education and Experience

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined.

Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.  As part of these policies and procedures the chair of the audit committee is required to be notified, or pre-approval is required to be sought, for any non-audit service that exceeds a pre-determined amount per assignment.  The Company’s auditors are required to prepare quarterly statements for the audit committee outlining the details of any non-audit assignments undertaken during the quarter and the fees charged for such assignments.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to James Stafford, the current auditors, for services rendered during the financial years ended December 31, 2009 and 2008.

	2009	2008

Audit fees(1)	$39,981	$29,000
Audit-related fees(2)	-	-
Tax fees(3)	2,741	1,500
All other fees	-	-
Total	$42,721	$30,500

Notes:

(1)

The aggregate audit fees billed by the Company’s auditor (or accrued).

(2)

The aggregate fees billed (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including for quarterly reviews, and services in connection with a public offering of securities.

(3)

The aggregate fees billed (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

ADDITIONAL INFORMATION

Additional information concerning the Company may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2009 for review on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its annual meeting of shareholders.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

1.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”), of Freegold is to provide an open avenue of communication between Freegold’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of Freegold’s financial reporting and disclosure practices; process for identifying the principal financial risks of Freegold and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of Freegold’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, Freegold’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight.  It is not the responsibility of the Committee to determine that Freegold’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Freegold’s financial statements in accordance with generally accepted accounting principles.

2.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of Freegold, or Freegold’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to Freegold’s books and records and has the authority to retain, at Freegold’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee.  The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

3.

Composition of Meetings

a)

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion.  The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)

The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)

Each member of the Committee shall be independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, Freegold, or the Auditors.

e)

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board.  Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)

The Committee may invite such other persons to its meetings as it deems appropriate.

k)

The Auditors will have direct access to the Committee on their own initiative.

4.

Responsibilities

A.

With respect to the Interim and Annual Financial Statements, the MD&A, the AIF and the 20-F

a)

The Committee shall review Freegold’s interim financial statements for approval prior to their being filed with the appropriate regulatory authorities.  The Committee shall review Freegold’s annual audited financial statements and report thereon prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

b)

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

c)

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

d)

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

e)

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

f)

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review Freegold’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

The Auditors are ultimately accountable to the Board.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

a)

The Committee shall review the performance of the Auditors.

b)

The Committee shall annually recommend to the Board the appointment of the Auditor, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant.  The Board will set the compensation for the Auditors.

c)

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and Freegold.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

d)

Freegold considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.  The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

e)

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

 Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the Committee or the Board deems necessary or appropriate including:

a)

Establishing and reviewing Freegold’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)

Establishing and reviewing Freegold’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)

Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.